August 5, 2024

Jun Ma
Chief Executive Officer
Vaso Corporation
137 Commercial Street, Suite 200
Plainview, NY 11803

       Re: Vaso Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed March 6, 2024
           File No. 000-18105
Dear Jun Ma:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   William Rosenstadt, Esq.